TV AZTECA COMPLETAMENTE FONDEADO PARA
                AMORTIZAR SUS BONOS DE 10 1/8% POR US$125 MILLONES
                         CON VENCIMIENTO EN FEBRERO 2004


PARA SU DISTRIBUCION INMEDIATA

      CIUDAD DE MEXICO, 18 DE DICIEMBRE DE 2003--TV Azteca, S.A. de C.V. (BMV:TV AZTCA; NYSE:TZA), uno de los dos mayores productores de contenido para television en espanol en el mundo, anuncio hoy que se encuentra completamente fondeado para amortizar sus bonos de 10?% por US$125 millones con vencimiento el 15 de febrero de 2004. El fondeo comprende US$60 millones de la posicion de efectivo de TV Azteca y US$65 millones de financiamiento obtenido a traves de instituciones privadas.

      "Nuestro enfasis en contar con el efectivo necesario dentro de un espacio suficiente de tiempo esta orientado a evitar cualquier posible contingencia en el cumplimiento de nuestras obligaciones financieras," comento Pedro Padilla, Director General de TV Azteca. "Nuestro objetivo ultimo es incrementar la generacion de efectivo a traves de la reduccion de nuestra deuda y de los gastos por intereses."

      "Lograremos ahorros anuales cercanos a los US$13 millones por la amortizacion del bono, mientras que el credito nuevo, menor en tamano y con tasas de interes comparativamente bajas, implica reducciones en los intereses pagados," anadio el Sr. Padilla. "Esta transaccion, junto con perspectivas operativas solidas de TV Azteca para el ano entrante, se traduciran en expectativas de una robusta creacion de efectivo para 2004, y una menor percepcion de riesgo" concluyo el Sr. Padilla.

      La compania indico que la amortizacion de estos bonos es parte de su plan de asignar una porcion substancial de su generacion de efectivo, dentro de los siguientes seis anos, a la reduccion gradual de la deuda de la compania en aproximadamente US$250 millones, asi como realizar distribuciones a los accionistas superiores a los US$500 millones dentro del periodo de seis anos. El logro del plan implica la reduccion anual de pago de intereses de la compania en aproximadamente US$25 millones, y un mejoramiento sustancial en su estructura de capital.



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PERFIL DE LA COMPANIA

      TV Azteca es uno de los dos mayores productores de contenido en espanol para television en el mundo, y una de dos companias de television abierta en Mexico, operando dos canales nacionales de television, Azteca 13 y Azteca 7, a traves de mas de 300 estaciones locales propias y operadas en Mexico. La compania tambien opera un canal nacional de television en El Salvador. Las afiliadas incluyen a Azteca America Network, la cadena de television enfocada al mercado hispano de los EUA, Unefon, la compania de telefonia celular enfocada al mercado masivo en Mexico, y Todito.com, portal de Internet para hispanohablantes en Norteamerica.

      Con excepcion de la informacion historica, los asuntos discutidos en este comunicado son conceptos sobre el futuro que involucran riesgos e incertidumbre que pueden ocasionar que los resultados actuales difieran sustancialmente de los proyectados. Otros riesgos que pueden afectar a TV Azteca y a Azteca America Network se identifican en la forma 20-F de TV Azteca y otros documentos relacionados con la Securities and Exchange Commission de los Estados Unidos.

                          RELACION CON INVERSIONISTAS:

           Bruno Rangel                            Omar Avila
          5255 3099 9167                         5255 3099 0041
     jrangelk@tvazteca.com.mx                oavila@tvazteca.com.mx

                             RELACIONES CON PRENSA:

          Tristan Canales                         Daniel McCosh
          5255 3099 5786                         5255 3099 0059
      tcanales@tvazteca.com.mx                dmccosh@tvazteca.com.mx